IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION;
AND IN ACCORDANCE WITH RULE 311(i)
OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS
ARE BEING FILED IN PAPER.



**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, DC 20549**





# FORM SE

**FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS**
**BY ELECTRONIC FILERS**

| CWABS, INC. | 0001021913 |
|---|---|
| (Exact Name of Registrant as Specified in Charter) | (Registrant CIK Number) |
| Form 8-K for July 17, 2002 | 333-73712 |
| (Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report)) | (SEC File Number, if Available) |

N/A
(Name of Person Filing the Document (if Other Than the Registrant)

## SIGNATURES

*Filings Made by the Registrant.* The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pasadena, State of California, on July 17, 2002.

CWABS, INC.

By: [signature]
Celia Coulter
Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION; AND IN ACCORDANCE WITH RULE 311(i) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWABS, INC.

CWABS, Inc.
Asset Backed Certificates,
Series 2002-BC3

# ABS New Transaction

## Computational Materials

***$500,000,000***
*(Approximate)*

**CWABS, Inc.**
Depositor

***ASSET-BACKED CERTIFICATES,***
***SERIES 2002-BC3***

**Countrywide**
**HOME LOANS**
Seller

**Countrywide Home Loans Servicing LP**
Master Servicer

***Recipients must read the information contained in the attached statement on page 2. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral and other information set forth in the Computational Materials supersedes any previously distributed information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.***

The attached tables and other statistical analyses (the ***"Computational Materials"***) are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation (***"Countrywide Securities"***) and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans, (i) a majority of which are expected to be included (along with additional Mortgage Loans) in, and (ii) a portion of which are expected to be deleted from, the initial pool of Mortgage Loans delivered to the Trust on the Closing Date. Additionally, subsequent Mortgage Loans are expected to be delivered to the Trust during the Pre-Funding Period to create a final pool of Mortgage Loans. The statistical pool described herein may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

***Preliminary Term Sheet*** ***Date Prepared: July 16, 2002***

# $500,000,000 (APPROXIMATE)

# CWABS ASSET-BACKED CERTIFICATES, SERIES 2002-BC3

| Class | Principal Amount (1) | WAL (Years) Call/Mat (2)(3) | Payment Window (Mos) Call/Mat (2)(3) | Expected Ratings (S&P/Moody's) | Last Scheduled Payment Date | Certificate Type |
|---|---|---|---|---|---|---|
| A | $421,250,000 | 2.31 / 2.52 | 1-83 / 1-187 | AAA/Aaa | May 2032 | Variable Rate Senior |
| M-1 | $28,750,000 | 4.77 / 5.27 | 40-83 / 40-152 | AA/Aa2 | April 2032 | Variable Rate Mezzanine |
| M-2 | $27,500,000 | 4.70 / 5.11 | 38-83 / 38-137 | A/A2 | March 2032 | Variable Rate Mezzanine |
| B-1 | $22,500,000 | 4.59 / 4.75 | 37-83 / 37-113 | BBB/Baa2 | June 2032 | Variable Rate Subordinate |
| R(4) | | Not Offered | | | Residual | |
| **Total:** | $500,000,000 | | | | | |

*(1) The Certificates will be subject to a variance of plus or minus 10%.*
*(2) The Certificates are priced to a 10% clean-up call as described herein. The margin on the Class A Certificates doubles and the respective margins on the Class M-1, Class M-2 and Class B-1 Certificates increase by 1.5 times after the clean-up call date.*
*(3) See "Pricing Prepayment Speed" herein.*
*(4) The Class R Certificates are not being offered publicly.*

*Depositor:* CWABS, Inc.

*Seller:* Countrywide Home Loans, Inc. (***"Countrywide"*** or the ***"Seller"***).

*Master Servicer:* Countrywide Home Loans Servicing LP, an affiliate of Countrywide.

*Originator:* The Mortgage Loans were originated by various third party originators; however, all Mortgage Loans are re-underwritten by Countrywide.

*Underwriters:* Countrywide Securities Corporation (Lead Manager), J.P. Morgan Securities Inc. (Co-Manager), Lehman Brothers Inc. (Co-Manager) and Blaylock & Partners, L.P. (Co-Manager).

*Trustee/Custodian:* The Bank of New York, a New York banking corporation.

| | |
|---|---|
| *Offered Certificates:* | The certificates to be publicly offered consist of the following four (4) classes of Countrywide Asset-Backed Certificates, Series 2002-BC3: (i) Class A (the ***"Senior Certificates"***), (ii) Class M-1 and Class M-2 (the ***"Mezzanine Certificates"***) and (iii) Class B-1 (together with the Senior Certificates and the Mezzanine Certificates, the ***"Offered Certificates"***). |
| *Non-Offered Certificates:* | The ***"Non-Offered Certificates"*** consist of the Class R Certificates, which are not currently being offered publicly. The Non-Offered Certificates and the Offered Certificates are collectively referred to herein as the ***"Certificates."*** |
| *Federal Tax Status:* | It is anticipated that the Offered Certificates will represent ownership of REMIC regular interests for tax purposes. |
| *Registration:* | The Offered Certificates will be available in book-entry form through DTC, Clearstream, Luxembourg and the Euroclear System. |
| *Statistical Pool Calculation Date:* | July 1, 2002. |
| *Cut-off Date:* | For each Mortgage Loan delivered to the Trust on the Closing Date, the later of August 1, 2002, or the origination date of such Mortgage Loan. For each Subsequent Mortgage Loan, the later of the first day of the month in which the Subsequent Mortgage Loan is delivered to the Trust, or the origination date of such Subsequent Mortgage Loan. |
| *Expected Pricing Date:* | July [18], 2002. |
| *Expected Closing Date:* | August [29], 2002. |
| *Expected Settlement Date:* | August [29], 2002. |
| *Distribution Date:* | The 25th day of each month (or the next succeeding business day) commencing in September 2002. |
| *Accrued Interest:* | The price to be paid by investors for the Offered Certificates will not include accrued interest (i.e., settling flat). |
| *Interest Accrual Period:* | The Interest Accrual Period with respect to each Distribution Date for the Offered Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 day basis). |
| *ERISA Eligibility:* | The Offered Certificates are expected to be ERISA eligible. |

*SMMEA Eligibility:* The Class A and Class M-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA. The Class M-2 and Class B-1 Certificates will not be SMMEA eligible.

*Optional Termination:* The terms of the transaction allow for a clean-up call which, subject to any restrictions set forth in the transaction documents, may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of the aggregate principal balance as of the Cut-off Date of the Mortgage Loans in the Initial Pool, plus the amount deposited into the Pre-Funding Account on the Closing Date.

*Pricing Prepayment Speed:* The Offered Certificates were priced based on the following collateral prepayment assumptions:

(a) with respect to the Fixed Rate Mortgage Loans, 23% HEP (i.e., prepayments start at 2.3% CPR in month one, and increase 2.3% each month until reaching 23% CPR in month ten, and then remain at 23% CPR thereafter); and (b) with respect to the Adjustable Rate Mortgage Loans, 30% CPR.

*Mortgage Loans:* The collateral tables included in these Computational Materials as Appendix A represent a statistical pool of Mortgage Loans as of the Statistical Pool Calculation Date (the ***"Statistical Pool"***). It is expected that (a) additional mortgage loans will be included in the Trust on the Closing Date and (b) certain Mortgage Loans may be prepaid or otherwise deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date (the ***"Initial Pool"***). The characteristics of the Initial Pool may vary from the characteristics of the Statistical Pool described herein, although any such difference is not expected to be material. See the attached collateral descriptions for additional information.

As of the Statistical Pool Calculation Date, the aggregate principal balance of the Mortgage Loans was approximately $491,108,294, of which: (i) approximately $363,448,151 were adjustable rate mortgage loans (the ***"Adjustable Rate Mortgage Loans"***), and (ii) approximately $127,660,143 were fixed rate mortgage loans (the ***"Fixed Rate Mortgage Loans"*** and, together with the Adjustable Rate Mortgage Loans, the ***"Mortgage Loans"***). The Mortgage Loans are subprime mortgage loans secured by first lien mortgages or deeds of trust.

*Pre-Funded Amount:* A deposit of not more than $125,000,000 (the ***"Pre-Funded Amount"***) will be made to a pre-funding account (the ***"Pre-Funding Account"***) on the Closing Date. From the Closing Date through no later than November 22, 2002 (the ***"Funding Period"***), the Pre-Funded Amount will be used to purchase subsequent mortgage loans (the ***"Subsequent Mortgage Loans"***), which will be included in the Trust to create a final pool of Mortgage Loans (the ***"Final Pool"***). The characteristics of the Final Pool may vary from the characteristics of the Initial Pool, although any such difference is not expected to be material. It is expected that, after giving effect to the purchase of Subsequent Mortgage Loans during the Funding Period, the Final Pool of Mortgage Loans will be comprised of approximately $130,000,000 of Fixed Rate Mortgage Loans and approximately $370,000,000 of Adjustable Rate Mortgage Loans. Any portion of the Pre-Funded Amount remaining on the last day of the Funding Period will be distributed as principal on the Certificates on the immediately following Distribution Date.

| | |
|---|---|
| *Pass-Through Rate:* | The ***"Pass-Through Rate"*** on each Class of Offered Certificates will be equal to the least of (a) one-month LIBOR plus the margin for such Class, (b) the Net Rate Cap, and (c) the applicable Maximum Rate. |
| *Net Mortgage Rate:* | The ***"Net Mortgage Rate"*** for each Mortgage Loan is equal to the gross mortgage rate of the such Mortgage Loan less the sum of (a) the servicing fee rate and (b) the Trustee fee rate. |
| *Maximum Rate:* | The ***"Maximum Rate"*** will be the weighted average Net Maximum Mortgage Rate of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis. |
| *Net Maximum Mortgage Rate:* | The ***"Net Maximum Mortgage Rate"*** for each Mortgage Loan is equal to the gross maximum mortgage rate (in the case of the Adjustable Rate Mortgage Loans) or the mortgage rate (in the case of the Fixed Rate Mortgage Loans), less the sum of (a) the servicing fee rate and (b) the Trustee fee rate. |
| *Net Rate Cap:* | The ***"Net Rate Cap"*** is equal to the weighted average Net Mortgage Rate of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis. |
| *Net Rate Carryover:* | For any Class of Offered Certificates, on any Distribution Date on which the Pass-Through Rate for such class is limited by the Net Rate Cap, the Net Rate Carryover will equal the sum of (a) the excess of (i) the amount of such interest thereon that would have accrued if the Pass-Through Rate had not been so limited (up to the Maximum Rate) over (ii) the amount of interest accrued based on the Net Rate Cap, and (b) the aggregate of any such shortfalls from previous Distribution Dates together with accrued interest thereon at the related Pass-Through Rate (without giving effect to the Net Rate Cap, up to the Maximum Rate). Net Rate Carryover will be paid to the extent available from proceeds received on the Cap Contract and Excess Cash flow remaining as described under the heading "Priority of Distributions" below. |
| *Cap Contract:* | The Trust will include a LIBOR cap contract for the benefit of the Certificates (the ***"Cap Contract"***). On the Closing Date, it is expected that the notional amount of the Cap Contract will equal approximately $130,000,000 and will amortize down thereafter. The one-month LIBOR strike on the Cap Contract will be approximately 7.55% per annum. Payments received on the Cap Contract with respect to a Distribution Date will be available to pay the holders of the Certificates any Net Rate Cap Carryover on such Distribution Date. Any amounts received on the Cap Contract on a Distribution Date that are not used to pay the Net Rate Cap Carryover will be distributed to the Seller. |
| *Credit Enhancement:* | The Trust will include the following credit enhancement mechanisms, each of which is intended to provide credit support for some or all of the Offered Certificates, as the case may be:<br>1) Excess Cashflow<br>2) Overcollateralization and<br>3) Subordination |

| Class | S&P/ Moody's | Expected Credit Enhancement (at Issuance) | Expected Credit Enhancement (Post Step-down) |
|---|---|---|---|
| Class A | AAA/Aaa | 17.00% | 34.00% |
| Class M-1 | AA/Aa2 | 11.25% | 22.50% |
| Class M-2 | A/A2 | 5.75% | 11.50% |
| Class B-1 | BBB/Baa2 | 1.25% | 2.50% |

*Excess Cashflow:* ***"Excess Cashflow"*** for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions" below.

*Overcollateralization :* The credit enhancement provisions of the trust are, in part, intended to provide for the limited acceleration of the Certificates relative to the amortization of the Mortgage Loans, generally in the early months of the transaction. Accelerated amortization is achieved by applying certain Excess Cashflow collected on the collateral to the payment of principal on the Certificates, resulting in overcollateralization ("***O/C***"). By paying down the principal balance of the Certificates faster than the principal amortization of the Mortgage Loans, an overcollateralization amount equal to the excess of the aggregate principal balance of the Mortgage Loans (plus the amounts in the pre-funding account, if any) over the principal balance of the Certificates is created. Excess Cashflow will be directed to build O/C until the Overcollateralization Target is reached. Once the Overcollateralization Target is reached, the acceleration feature will generally cease unless necessary to restore the O/C to the required level.

*Overcollateralization Target:* Prior to the Stepdown Date, 1.25% of the sum of the initial principal balance of the Mortgage Loans as of the initial Cut-off Date plus the Pre-Funded Amount as of the Closing Date (the ***"Initial Target"***). The O/C for the first Distribution Date will be zero.

On or after the Stepdown Date, 2.50% of the principal balance of the Mortgage Loans for the related Distribution Date, subject to a floor equal to 0.50% of the sum of the initial principal balance of the Mortgage Loans as of the initial Cut-off Date plus the Pre-Funded Amount as of the Closing Date.

Provided, however, that if certain Trigger Events (as will be established by the rating agencies) have occurred on the related Distribution Date, the O/C target will be equal to the Overcollateralization Target for the immediately preceding Distribution Date, but in no event will be greater than the Initial Target as described above.

*Subordination:* The Class B-1 Certificates will be subordinate to, and provide credit support for, the Senior Certificates and the Mezzanine Certificates. The Class M-2 Certificates will be subordinate to, and provide credit support for, the Senior Certificates and the Class M-1 Certificates. The Class M-1 Certificates will be subordinate to, and provide credit support for, the Senior Certificates.

***"Subordination"*** for each Class is equal to (i) the aggregate principal balance of all Classes subordinate to such Class plus the O/C amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

*Stepdown Date:* The ***"Stepdown Date"*** shall be the later to occur of (a) the Distribution Date in September 2005 (or the Distribution date on which the Senior Certificates have been reduced to zero), and (b) the first Distribution Date on which the aggregate principal balance of the Senior Certificates is less than or equal to 66.00% of the aggregate principal balance of the Mortgage Loans for such Distribution Date, if 100% of principal collections had been distributed.

*Realized Losses:* If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a ***"Realized Loss."*** All Realized Losses allocable to the Certificates will be applied in the following order: first, to the Class B-1 Certificates, second, to the Class M-2 Certificates; and, finally, to the Class M-1 Certificates.

*Priority of Distributions:* Available funds from the Mortgage Loans, net of certain expenses of the Trust, will be distributed as follows:

1. Interest funds, as follows: (a) first, monthly and unpaid interest to the Senior Certificates, then (b) with respect to interest funds remaining, current monthly interest sequentially to the Class M-1, Class M-2 and Class B-1 Certificates.
2. Principal funds, as follows: monthly principal sequentially to the Class A, Class M-1, Class M-2 and Class B-1 Certificates; in each case, as described under ***"Principal Paydown"*** below.
3. Excess Cashflow as follows: as principal to the Certificates to build O/C and maintain the requisite subordination as described under "Overcollateralization Target" and "Principal Paydown," respectively.
4. Any remaining Excess Cashflow to the affected Class(es) of certificates, the Net Rate Carryover for such Certificates, in the priority set forth in the related transaction documents.
5. Any remaining Excess Cashflow to pay sequentially (a) any unpaid realized loss amounts and unpaid interest to the Class M-1 Certificates, (b) any unpaid realized loss amounts and unpaid interest to the Class M-2 Certificates and (c) any unpaid realized loss amounts and unpaid interest to the Class B-1 Certificates.
6. Any remaining amounts to the Class R Certificates, as described in the related transaction documents.

*Principal Paydown:* Prior to the Stepdown Date, or if a Trigger Event has occurred (or is continuing) on such Distribution Date, 100% of principal will be paid to the Class A Certificates, provided, however, that if the Class A Certificates have been retired, principal will be applied sequentially to the Class M-1, Class M-2 and Class B-1 Certificates.

On or after the Stepdown Date, and if a Trigger Event has not occurred (or is not continuing) on such Distribution Date, all Certificates will be entitled to receive payments of principal until reduced to zero in the following order of priority: first to the Class A Certificates such that the

Class A Certificates will have 34.00% Subordination, second to the Class M-1 Certificates such that the Class M-1 Certificates will have 22.50% Subordination, third to the Class M-2 Certificates such that the Class M-2 Certificates will have 11.50% Subordination, and last to the Class B-1 Certificates such that the Class B-1 Certificates will have 2.50% Subordination.

[Discount Margin Sensitivity Tables, Available Funds Rate Schedule and Collateral Tables to Follow]

# Discount Margin Sensitivity Tables

Class A (To Call)

Pass Through Margin [0.26]%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 150% | 200% |
|---|---|---|---|---|---|
| DM @ 100-00 | 26.000 | 26.000 | 26.000 | 26.000 | 26.000 |
| WAL (yr) | 18.53 | 2.98 | 2.31 | 1.25 | 0.83 |
| MDUR (yr) | 14.92 | 2.83 | 2.22 | 1.23 | 0.83 |
| First Prin Pay | 9/02 | 9/02 | 9/02 | 9/02 | 9/02 |
| Last Prin Pay | 4/31 | 6/11 | 7/09 | 12/06 | 11/04 |

Class A (To Maturity)

Pass Through Margin [0.26]%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 150% | 200% |
|---|---|---|---|---|---|
| DM @ 100-00 | 26.042 | 27.736 | 27.924 | 27.813 | 26.000 |
| WAL (yr) | 18.57 | 3.24 | 2.52 | 1.35 | 0.83 |
| MDUR (yr) | 14.94 | 3.04 | 2.40 | 1.32 | 0.83 |
| First Prin Pay | 9/02 | 9/02 | 9/02 | 9/02 | 9/02 |
| Last Prin Pay | 5/32 | 12/21 | 3/18 | 9/12 | 11/04 |

Class M-1 (To Call)

Pass Through Margin [0.65]%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 150% | 200% |
|---|---|---|---|---|---|
| DM @ 100-00 | 65.000 | 65.000 | 65.000 | 65.000 | 65.000 |
| WAL (yr) | 26.23 | 5.77 | 4.77 | 4.31 | 2.86 |
| MDUR (yr) | 19.21 | 5.34 | 4.49 | 4.09 | 2.77 |
| First Prin Pay | 8/24 | 10/05 | 12/05 | 10/06 | 11/04 |
| Last Prin Pay | 4/31 | 6/11 | 7/09 | 12/06 | 7/05 |

Class M-1 (To Maturity)

Pass Through Margin [0.65]%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 150% | 200% |
|---|---|---|---|---|---|
| DM @ 100-00 | 65.090 | 67.522 | 67.630 | 69.547 | 75.828 |
| WAL (yr) | 26.34 | 6.36 | 5.27 | 5.06 | 4.39 |
| MDUR (yr) | 19.27 | 5.79 | 4.89 | 4.76 | 4.15 |
| First Prin Pay | 8/24 | 10/05 | 12/05 | 10/06 | 11/04 |
| Last Prin Pay | 4/32 | 3/18 | 4/15 | 8/10 | 8/09 |

Class M-2 (To Call)

Pass Through Margin [1.15]%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 150% | 200% |
|---|---|---|---|---|---|
| DM @ 100-00 | 115.000 | 115.000 | 115.000 | 115.000 | 115.000 |
| WAL (yr) | 26.23 | 5.76 | 4.70 | 3.88 | 2.86 |
| MDUR (yr) | 18.08 | 5.23 | 4.35 | 3.66 | 2.74 |
| First Prin Pay | 8/24 | 9/05 | 10/05 | 1/06 | 4/05 |
| Last Prin Pay | 4/31 | 6/11 | 7/09 | 12/06 | 7/05 |

Class M-2 (To Maturity)

Pass Through Margin [1.15]%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 150% | 200% |
|---|---|---|---|---|---|
| DM @ 100-00 | 115.136 | 118.773 | 118.985 | 118.268 | 120.026 |
| WAL (yr) | 26.33 | 6.27 | 5.11 | 4.14 | 3.15 |
| MDUR (yr) | 18.12 | 5.61 | 4.68 | 3.89 | 3.01 |
| First Prin Pay | 8/24 | 9/05 | 10/05 | 1/06 | 4/05 |
| Last Prin Pay | 3/32 | 12/16 | 1/14 | 10/09 | 7/07 |

Class B-1 (To Call)

Pass Through Margin [1.90]%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 150% | 200% |
|---|---|---|---|---|---|
| DM @ 100-00 | 190.000 | 190.000 | 190.000 | 190.000 | 190.000 |
| WAL (yr) | 26.19 | 5.68 | 4.59 | 3.50 | 2.57 |
| MDUR (yr) | 16.54 | 5.03 | 4.17 | 3.27 | 2.44 |
| First Prin Pay | 8/24 | 9/05 | 9/05 | 9/05 | 12/04 |
| Last Prin Pay | 4/31 | 6/11 | 7/09 | 12/06 | 7/05 |

Class B-1 (To Maturity)

Pass Through Margin [1.90]%

| Percent of Pricing Prepayment Speed | 0% | 80% | 100% | 150% | 200% |
|---|---|---|---|---|---|
| DM @ 100-00 | 190.086 | 192.387 | 192.599 | 192.230 | 192.343 |
| WAL (yr) | 26.23 | 5.86 | 4.75 | 3.60 | 2.64 |
| MDUR (yr) | 16.55 | 5.17 | 4.29 | 3.35 | 2.51 |
| First Prin Pay | 8/24 | 9/05 | 9/05 | 9/05 | 12/04 |
| Last Prin Pay | 12/31 | 7/14 | 1/12 | 7/08 | 8/06 |

[Available Funds Rate Schedule and Collateral Tables to Follow]

Available Funds Rate Schedule (1)

| Period | Available Funds Rate (%) (2) | Available Funds Rate (%) (3) |
|---|---|---|
| 1 | 9.050 | 10.165 |
| 2 | 8.145 | 9.281 |
| 3 | 7.883 | 9.039 |
| 4 | 8.146 | 9.320 |
| 5 | 7.884 | 9.075 |
| 6 | 7.884 | 9.092 |
| 7 | 8.729 | 9.952 |
| 8 | 7.884 | 9.122 |
| 9 | 8.147 | 9.398 |
| 10 | 7.885 | 9.149 |
| 11 | 8.148 | 9.426 |
| 12 | 7.885 | 9.177 |
| 13 | 7.885 | 9.190 |
| 14 | 8.148 | 9.467 |
| 15 | 7.886 | 9.219 |
| 16 | 8.149 | 9.496 |
| 17 | 7.886 | 9.248 |
| 18 | 7.886 | 9.262 |
| 19 | 8.430 | 9.821 |
| 20 | 7.886 | 9.292 |
| 21 | 8.149 | 9.570 |
| 22 | 7.887 | 9.322 |
| 23 | 8.210 | 10.640 |
| 24 | 7.945 | 10.357 |
| 25 | 7.945 | 10.370 |
| 26 | 8.210 | 10.680 |
| 27 | 7.945 | 10.397 |
| 28 | 8.210 | 10.707 |
| 29 | 7.945 | 10.874 |
| 30 | 7.945 | 10.887 |
| 31 | 8.796 | 11.899 |
| 32 | 7.945 | 10.913 |
| 33 | 8.210 | 11.237 |
| 34 | 7.945 | 10.940 |
| 35 | 8.360 | 10.642 |
| 36 | 8.090 | 10.294 |
| 37 | 8.090 | 10.288 |
| 38 | 8.359 | 10.626 |
| 39 | 8.089 | 10.278 |
| 40 | 8.359 | 10.615 |
| 41 | 8.089 | 11.060 |
| 42 | 8.088 | 11.053 |
| 43 | 8.954 | 12.229 |
| 44 | 8.087 | 11.038 |
| 45 | 8.357 | 11.399 |

| Period | Available Funds Rate (%) (2) | Available Funds Rate (%) (3) |
|---|---|---|
| 46 | 8.087 | 11.024 |
| 47 | 8.356 | 11.956 |
| 48 | 8.086 | 11.561 |
| 49 | 8.086 | 11.553 |
| 50 | 8.355 | 11.929 |
| 51 | 8.085 | 11.536 |
| 52 | 8.354 | 11.911 |
| 53 | 8.084 | 11.863 |
| 54 | 8.084 | 11.854 |
| 55 | 8.950 | 13.113 |
| 56 | 8.083 | 11.835 |
| 57 | 8.352 | 12.220 |
| 58 | 8.082 | 11.816 |
| 59 | 8.351 | 12.397 |
| 60 | 8.082 | 11.987 |
| 61 | 8.081 | 11.977 |
| 62 | 8.350 | 12.366 |
| 63 | 8.081 | 11.957 |
| 64 | 8.350 | 12.346 |
| 65 | 8.080 | 11.938 |
| 66 | 8.079 | 11.928 |
| 67 | 8.636 | 12.740 |
| 68 | 8.079 | 11.908 |
| 69 | 8.348 | 12.295 |
| 70 | 8.078 | 11.888 |
| 71 | 8.347 | 12.274 |
| 72 | 8.077 | 11.868 |
| 73 | 8.077 | 11.858 |
| 74 | 8.346 | 12.243 |
| 75 | 8.076 | 11.838 |
| 76 | 8.345 | 12.223 |
| 77 | 8.075 | 11.819 |
| 78 | 8.075 | 11.809 |
| 79 | 8.939 | 13.063 |
| 80 | 8.074 | 11.789 |
| 81 | 8.343 | 12.172 |
| 82 | 8.073 | 11.769 |
| 83 | 8.342 | 12.151 |

(1) Subject to those limitations set forth under "Pass-Through Rate" of the attached Computational Materials.

(2) Assumes that 1-Month LIBOR stays at 1.8400%, 6-Month LIBOR stays at 1.9100%, the collateral is run at the Pricing Prepayment Speed to call and includes all projected cash proceeds (if any) from the Cap Contract.

(3) Assumes that both 1-Month and 6-Month LIBOR instantaneously increase by 1000 basis points, the collateral is run at the Pricing Prepayment Speed and includes all projected cash proceeds from the Cap Contract.

## ARM and Fixed $491,108,294

| Summary of Loans in Statistic Calculation Pool (As of Statistical Pool Calculation Date) | | Range | | |
|---|---|---|---|---|
| Total Number of Loans | 3,752 | | | |
| Total Outstanding Loan Balance | $491,108,294 | | | |
| Average Loan Balance | $130,892 | $15,938 | to | $649,286 |
| WA Mortgage Rate | 8.655% | 5.360% | to | 15.125% |
| ARM Characteristics | | | | |
| WA Gross Margin | 7.023% | 1.210% | to | 11.850% |
| WA Months to First Roll | 27 | 2 | to | 36 |
| WA First Periodic Cap | 2.330% | 1.000% | to | 6.625% |
| WA Subsequent Periodic Cap | 1.231% | 1.000% | to | 2.000% |
| WA Lifetime Cap | 15.276% | 11.000% | to | 20.990% |
| WA Lifetime Floor | 8.492% | 2.875% | to | 13.990% |
| WA Original Term (months) | 348 | 60 | to | 360 |
| WA Remaining Term (months) | 346 | 57 | to | 360 |
| WA LTV | 80.40% | 10.00% | to | 100.00% |
| WA FICO | 616 | | | |
| Percentage of Pool with Prepayment Penalties at Loan Orig | 90.79% | | | |
| Percentage of Pool Secured by: 1st Liens | 100.00% | | | |

| Top 5 States: | Top 5 Prop: | Doc Types: | Purpose Codes | Occ Codes | Grades | Orig PP Term |
|---|---|---|---|---|---|---|
| CA: 26.99% | SFD: 79.56% | FULL DOC: 78.83% | RFCO: 63.38% | OOC: 94.76% | A: 58.78% | 0: 9.21% |
| FL: 6.88% | PUD: 8.85% | STATED: 19.35% | PURCH: 26.35% | NOO: 5.04% | A-: 17.19% | 12: 4.35% |
| MI: 4.09% | CONDO: 4.62% | SIMPLE: 1.81% | REFI: 10.26% | 2ND: 0.21% | B: 12.90% | 13: 0.16% |
| OH: 3.99% | 2 FAM: 3.39% | | | | C: 9.07% | 24: 33.28% |
| NY: 3.85% | 3 FAM: 1.00% | | | | C-: 1.80% | 30: 1.07% |
| | | | | | D: 0.27% | 36: 44.19% |
| | | | | | | 60: 7.74% |

## ARM $363,448,151

**Summary of Loans in Statistic Calculation Pool**
**(As of Statistical Pool Calculation Date)**

| | | Range | | |
|---|---|---|---|---|
| Total Number of Loans | 2,588 | | | |
| Total Outstanding Loan Balance | $363,448,151 | | | |
| Average Loan Balance | $140,436 | $17,165 | to | $649,286 |
| WA Mortgage Rate | 8.624% | 5.360% | to | 13.990% |
| | 8.114% | | to | |
| ARM Characteristics | | | | |
| WA Gross Margin | 7.023% | 1.210% | to | 11.850% |
| WA Months to First Roll | 27 | 2 | to | 36 |
| WA First Periodic Cap | 2.330% | 1.000% | to | 6.625% |
| WA Subsequent Periodic Cap | 1.231% | 1.000% | to | 2.000% |
| WA Lifetime Cap | 15.276% | 11.000% | to | 20.990% |
| WA Lifetime Floor | 8.492% | 2.875% | to | 13.990% |
| WA Original Term (months) | 360 | 240 | to | 360 |
| WA Remaining Term (months) | 358 | 237 | to | 360 |
| WA LTV | 80.99% | 19.23% | to | 100.00% |
| WA FICO | 612 | | | |
| Percentage of Pool with Prepayment Penalties at Loan Orig | 92.02% | | | |
| Percentage of Pool Secured by: 1st Liens | 100.00% | | | |

| Top 5 States: | Top 5 Prop: | Doc Types: | Purpose Codes | Occ Codes | Grades | Orig PP Term |
|---|---|---|---|---|---|---|
| CA: 31.88% | SFD: 78.83% | FULL DOC: 78.27% | RFCO: 58.86% | OOC: 95.15% | A: 54.79% | 0: 7.98% |
| FL: 6.00% | PUD: 9.72% | STATED: 19.70% | PURCH: 32.19% | NOO: 4.64% | A-: 17.33% | 12: 4.01% |
| MI: 4.33% | CONDO: 5.34% | SIMPLE: 2.03% | REFI: 8.95% | 2ND: 0.21% | B: 14.52% | 13: 0.22% |
| IL: 4.19% | 2 FAM: 3.28% | | | | C: 10.78% | 24: 43.62% |
| GA: 3.31% | 4 FAM: 0.81% | | | | C-: 2.25% | 30: 1.42% |
| | | | | | D: 0.33% | 36: 42.14% |
| | | | | | | 60: 0.62% |

## Fixed $127,660,143

| Summary of Loans in Statistic Calculation Pool (As of Statistical Pool Calculation Date) | | Range | | |
|---|---|---|---|---|
| Total Number of Loans | 1,164 | | | |
| Total Outstanding Loan Balance | $127,660,143 | | | |
| Average Loan Balance | $109,674 | $15,938 | to | $561,723 |
| WA Mortgage Rate | 8.744% | 5.500% | to | 15.125% |
| WA Original Term (months) | 315 | 60 | to | 360 |
| WA Remaining Term (months) | 312 | 57 | to | 360 |
| WA LTV | 78.71% | 10.00% | to | 100.00% |
| WA FICO | 628 | | | |
| Percentage of Pool with Prepayment Penalties at Loan Orig | 87.27% | | | |
| Percentage of Pool Secured by: 1st Liens | 100.00% | | | |

| Top 5 States: | Top 5 Prop: | Doc Types: | Purpose Codes | Occ Codes | Grades | Orig PP Term |
|---|---|---|---|---|---|---|
| CA: 13.05% | SFD: 81.61% | FULL DOC: 80.44% | RFCO: 76.25% | OOC: 93.63% | A: 70.14% | 0: 12.73% |
| FL: 9.38% | PUD: 6.37% | STATED: 18.38% | REFI: 14.01% | NOO: 6.17% | A-: 16.77% | 12: 5.31% |
| NY: 8.44% | 2 FAM: 3.71% | SIMPLE: 1.19% | PURCH: 9.74% | 2ND: 0.20% | B: 8.28% | 24: 3.86% |
| OH: 6.90% | CONDO: 2.54% | | | | C: 4.18% | 30: 0.08% |
| PA: 5.76% | 3 FAM: 2.15% | | | | C-: 0.52% | 36: 50.01% |
| | | | | | D: 0.11% | 60: 28.00% |

*Recipients must read the information contained in the attached statement. Do not use or rely on this information if you have not received or reviewed the statement. If you have not received the statement, call your Countrywide Securities account representative for another copy. The collateral information set forth in the Computational Materials supersedes any previously distributed collateral information relating to the securities discussed in this communication and will be superseded by the information set forth in the final prospectus supplement.*

## ARM $363,448,151

### Loan Programs

| Description | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 2/28 LIBOR | 1,560 | $212,511,680 | 58.47 |
| 3/27 LIBOR | 1,028 | $150,936,471 | 41.53 |
| | 2,588 | $363,448,151 | 100.00 |

### Principal Balances

| Range of Principal Balances ($) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| $ 0.01 to $25,000 | 7 | $161,004 | 0.04 |
| $ 25,000.01 to $50,000 | 156 | $6,350,970 | 1.75 |
| $ 50,000.01 to $75,000 | 399 | $25,103,784 | 6.91 |
| $ 75,000.01 to $100,000 | 413 | $35,896,379 | 9.88 |
| $100,000.01 to $150,000 | 703 | $86,455,838 | 23.79 |
| $150,000.01 to $200,000 | 420 | $73,113,408 | 20.12 |
| $200,000.01 to $250,000 | 229 | $50,870,302 | 14.00 |
| $250,000.01 to $300,000 | 120 | $32,684,611 | 8.99 |
| $300,000.01 to $350,000 | 64 | $20,676,313 | 5.69 |
| $350,000.01 to $400,000 | 44 | $16,648,123 | 4.58 |
| $400,000.01 to $450,000 | 17 | $7,269,846 | 2.00 |
| $450,000.01 to $500,000 | 10 | $4,817,379 | 1.33 |
| $500,000.01 to $550,000 | 2 | $1,038,000 | 0.29 |
| $550,000.01 to $600,000 | 3 | $1,712,908 | 0.47 |
| $600,000.01 to $650,000 | 1 | $649,286 | 0.18 |
| | 2,588 | $363,448,151 | 100.00 |

### Mortgage Rates

| Range of Mortgage Rates (%) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 5.001 - 5.500 | 1 | $150,061 | 0.04 |
| 5.501 - 6.000 | 1 | $106,038 | 0.03 |
| 6.001 - 6.500 | 11 | $2,891,406 | 0.80 |
| 6.501 - 7.000 | 119 | $22,721,612 | 6.25 |
| 7.001 - 7.500 | 237 | $42,308,953 | 11.64 |
| 7.501 - 8.000 | 377 | $66,764,020 | 18.37 |
| 8.001 - 8.500 | 324 | $49,715,132 | 13.68 |
| 8.501 - 9.000 | 472 | $64,638,421 | 17.78 |
| 9.001 - 9.500 | 315 | $38,308,411 | 10.54 |

## ARM $363,448,151

### Mortgage Rates (cont.)

| Range of Mortgage Rates (%) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 9.501 - 10.000 | 330 | $35,840,553 | 9.86 |
| 10.001 - 10.500 | 173 | $16,908,330 | 4.65 |
| 10.501 - 11.000 | 125 | $12,834,497 | 3.53 |
| 11.001 - 11.500 | 51 | $4,959,129 | 1.36 |
| 11.501 - 12.000 | 36 | $3,535,710 | 0.97 |
| 12.001 - 12.500 | 12 | $1,440,492 | 0.40 |
| 12.501 - 13.000 | 3 | $215,448 | 0.06 |
| 13.501 - 14.000 | 1 | $109,939 | 0.03 |
| | 2,588 | $363,448,151 | 100.00 |

### Months Remaining to Maturity

| Months Remaining to Maturity | Number of Loans | Principal Balance | % of Aggregate Principal Balance |
|---|---|---|---|
| 181 - 300 | 1 | $175,999 | 0.05 |
| 301 - 360 | 2,587 | $363,272,152 | 99.95 |
| | 2,588 | $363,448,151 | 100.00 |

### Loan-to-Value Ratios

| Range of LTVs(%) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 50.00 or Less | 50 | $4,500,656 | 1.24 |
| 50.01-55.00 | 19 | $1,825,117 | 0.50 |
| 55.01-60.00 | 44 | $5,393,645 | 1.48 |
| 60.01-65.00 | 65 | $9,990,666 | 2.75 |
| 65.01-70.00 | 161 | $22,009,269 | 6.06 |
| 70.01-75.00 | 271 | $36,441,722 | 10.03 |
| 75.01-80.00 | 874 | $128,811,422 | 35.44 |
| 80.01-85.00 | 371 | $53,924,234 | 14.84 |
| 85.01-90.00 | 545 | $73,814,800 | 20.31 |
| 90.01-95.00 | 163 | $23,961,590 | 6.59 |
| 95.01-100.00 | 25 | $2,775,031 | 0.76 |
| | 2,588 | $363,448,151 | 100.00 |

## ARM $363,448,151

### Geographic Distribution

| State | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| AL | 13 | $975,578 | 0.27 |
| AK | 1 | $246,997 | 0.07 |
| AZ | 90 | $9,976,271 | 2.74 |
| AR | 10 | $916,465 | 0.25 |
| CA | 556 | $115,877,229 | 31.88 |
| CO | 76 | $11,971,723 | 3.29 |
| CT | 27 | $4,722,914 | 1.30 |
| DE | 9 | $1,435,738 | 0.40 |
| DC | 1 | $51,954 | 0.01 |
| FL | 183 | $21,811,834 | 6.00 |
| GA | 86 | $12,032,129 | 3.31 |
| HI | 10 | $2,148,391 | 0.59 |
| ID | 3 | $252,247 | 0.07 |
| IL | 106 | $15,216,292 | 4.19 |
| IN | 92 | $7,488,992 | 2.06 |
| IA | 12 | $989,190 | 0.27 |
| KS | 11 | $1,112,165 | 0.31 |
| KY | 33 | $2,635,505 | 0.73 |
| LA | 29 | $2,586,255 | 0.71 |
| ME | 16 | $1,423,994 | 0.39 |
| MD | 44 | $6,853,728 | 1.89 |
| MA | 67 | $11,160,133 | 3.07 |
| MI | 154 | $15,729,717 | 4.33 |
| MN | 39 | $5,091,045 | 1.40 |
| MS | 11 | $741,778 | 0.20 |
| MO | 58 | $5,147,156 | 1.42 |
| MT | 2 | $230,467 | 0.06 |
| NE | 8 | $809,986 | 0.22 |
| NV | 26 | $3,785,842 | 1.04 |
| NH | 26 | $3,361,526 | 0.92 |
| NJ | 54 | $9,402,133 | 2.59 |
| NM | 6 | $414,048 | 0.11 |
| NY | 51 | $8,132,796 | 2.24 |
| NC | 89 | $10,179,337 | 2.80 |
| ND | 1 | $38,040 | 0.01 |
| OH | 119 | $10,797,019 | 2.97 |
| OK | 8 | $1,095,954 | 0.30 |
| OR | 25 | $4,378,505 | 1.20 |
| PA | 53 | $5,546,603 | 1.53 |
| RI | 21 | $2,812,775 | 0.77 |
| SC | 33 | $3,090,304 | 0.85 |

## ARM $363,448,151

### Geographic Distribution (cont.)

| State | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| TN | 59 | $5,528,433 | 1.52 |
| TX | 90 | $10,349,138 | 2.85 |
| UT | 32 | $4,661,838 | 1.28 |
| VA | 58 | $8,701,221 | 2.39 |
| WA | 56 | $8,777,767 | 2.42 |
| WV | 3 | $169,679 | 0.05 |
| WI | 30 | $2,534,113 | 0.70 |
| WY | 1 | $55,209 | 0.02 |
| | 2,588 | $363,448,151 | 100.00 |

### FICO Ranges

| FICO Range | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 801 - 820 | 2 | $179,708 | 0.05 |
| 781 - 800 | 6 | $1,313,031 | 0.36 |
| 761 - 780 | 13 | $2,464,741 | 0.68 |
| 741 - 760 | 33 | $4,869,546 | 1.34 |
| 721 - 740 | 56 | $9,412,882 | 2.59 |
| 701 - 720 | 59 | $10,682,284 | 2.94 |
| 681 - 700 | 109 | $17,769,384 | 4.89 |
| 661 - 680 | 178 | $27,899,174 | 7.68 |
| 641 - 660 | 218 | $33,917,849 | 9.33 |
| 621 - 640 | 292 | $42,309,377 | 11.64 |
| 601 - 620 | 328 | $46,268,081 | 12.73 |
| 581 - 600 | 337 | $46,462,281 | 12.78 |
| 561 - 580 | 342 | $43,494,270 | 11.97 |
| 541 - 560 | 293 | $36,236,648 | 9.97 |
| 521 - 540 | 226 | $28,848,960 | 7.94 |
| 501 - 520 | 85 | $10,477,562 | 2.88 |
| 500 or Less | 11 | $842,374 | 0.23 |
| | 2,588 | $363,448,151 | 100.00 |

## ARM $363,448,151

### Property Type

| Description | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| SFD | 2,086 | $286,522,820 | 78.83 |
| PUD | 202 | $35,332,189 | 9.72 |
| CONDO | 150 | $19,426,121 | 5.34 |
| 2 FAM | 80 | $11,921,259 | 3.28 |
| 4 FAM | 11 | $2,957,025 | 0.81 |
| 3 FAM | 16 | $2,189,302 | 0.60 |
| HI CONDO | 5 | $1,537,279 | 0.42 |
| MANUF | 19 | $1,497,831 | 0.41 |
| TOWN HM | 9 | $1,062,860 | 0.29 |
| SFA | 10 | $1,001,466 | 0.28 |
| | 2,588 | $363,448,151 | 100.00 |

### Loan Purpose

| Description | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| RFCO | 1,588 | $213,931,077 | 58.86 |
| PURCH | 774 | $116,989,662 | 32.19 |
| REFI | 226 | $32,527,412 | 8.95 |
| | 2,588 | $363,448,151 | 100.00 |

### Occupancy

| Occupancy Type | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| OOC | 2,431 | $345,834,044 | 95.15 |
| NOO | 153 | $16,860,552 | 4.64 |
| 2ND HM | 4 | $753,556 | 0.21 |
| | 2,588 | $363,448,151 | 100.00 |

### Document Type

| Document Type | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| FULL DOC | 2,123 | $284,462,444 | 78.27 |
| STATED | 418 | $71,589,728 | 19.70 |

## ARM $363,448,151

### Document Type (cont.)

| Document Type | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| SIMPLE | 47 | $7,395,979 | 2.03 |
| | 2,588 | $363,448,151 | 100.00 |

### Gross Margin

| Range of Gross Margins (%) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 1.001 - 2.000 | 2 | $206,961 | 0.06 |
| 2.001 - 3.000 | 6 | $974,188 | 0.27 |
| 3.001 - 4.000 | 6 | $678,899 | 0.19 |
| 4.001 - 5.000 | 60 | $9,227,214 | 2.54 |
| 5.001 - 6.000 | 384 | $65,848,679 | 18.12 |
| 6.001 - 7.000 | 795 | $127,038,871 | 34.95 |
| 7.001 - 8.000 | 721 | $95,626,292 | 26.31 |
| 8.001 - 9.000 | 407 | $44,454,116 | 12.23 |
| 9.001 - 10.000 | 168 | $15,867,011 | 4.37 |
| 10.001 - 11.000 | 33 | $3,075,232 | 0.85 |
| 11.001 - 12.000 | 6 | $450,689 | 0.12 |
| | 2,588 | $363,448,151 | 100.00 |

### Next Rate Adjustment Date

| Next Rate Adjustment Date | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 10/02 | 11 | $1,513,690 | 0.42 |
| 12/02 | 2 | $292,823 | 0.08 |
| 02/03 | 1 | $55,601 | 0.02 |
| 04/03 | 1 | $213,451 | 0.06 |
| 06/03 | 4 | $308,068 | 0.08 |
| 08/03 | 3 | $139,334 | 0.04 |
| 09/03 | 1 | $153,114 | 0.04 |
| 12/03 | 2 | $229,033 | 0.06 |
| 01/04 | 2 | $141,416 | 0.04 |
| 02/04 | 5 | $581,972 | 0.16 |
| 03/04 | 49 | $5,460,894 | 1.50 |
| 04/04 | 145 | $15,738,380 | 4.33 |
| 05/04 | 508 | $63,881,286 | 17.58 |

## ARM $363,448,151

### Next Rate Adjustment Date (cont.)

| Next Rate Adjustment Date | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 06/04 | 488 | $69,583,233 | 19.15 |
| 07/04 | 298 | $48,790,813 | 13.42 |
| 08/04 | 45 | $6,530,804 | 1.80 |
| 09/04 | 4 | $610,441 | 0.17 |
| 10/04 | 2 | $111,692 | 0.03 |
| 11/04 | 1 | $47,074 | 0.01 |
| 12/04 | 2 | $356,811 | 0.10 |
| 02/05 | 5 | $534,393 | 0.15 |
| 03/05 | 8 | $1,613,814 | 0.44 |
| 04/05 | 33 | $4,903,944 | 1.35 |
| 05/05 | 258 | $39,870,623 | 10.97 |
| 06/05 | 434 | $60,837,070 | 16.74 |
| 07/05 | 245 | $35,976,953 | 9.90 |
| 08/05 | 31 | $4,971,425 | 1.37 |
| | 2,588 | $363,448,151 | 100.00 |

### Range of Months to Roll

| Month Number Range | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 0 - 6 | 14 | $1,862,134 | 0.51 |
| 7 - 12 | 8 | $660,853 | 0.18 |
| 13 - 18 | 10 | $1,105,535 | 0.30 |
| 19 - 24 | 1,533 | $209,985,410 | 57.78 |
| 25 - 31 | 22 | $3,274,224 | 0.90 |
| 32 - 37 | 1,001 | $146,560,015 | 40.32 |
| | 2,588 | $363,448,151 | 100.00 |

### Lifetime Rate Cap

| Range of Lifetime Rate Caps (%) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 10.501 - 11.000 | 1 | $106,038 | 0.03 |
| 11.001 - 11.500 | 1 | $150,061 | 0.04 |
| 11.501 - 12.000 | 2 | $418,808 | 0.12 |

## ARM $363,448,151

### Lifetime Rate Cap (cont.)

| Range of Lifetime Rate Caps (%) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 12.001 - 12.500 | 13 | $3,361,630 | 0.92 |
| 12.501 - 13.000 | 40 | $6,741,138 | 1.85 |
| 13.001 - 13.500 | 51 | $8,469,839 | 2.33 |
| 13.501 - 14.000 | 194 | $33,245,371 | 9.15 |
| 14.001 - 14.500 | 299 | $49,774,788 | 13.70 |
| 14.501 - 15.000 | 471 | $76,219,454 | 20.97 |
| 15.001 - 15.500 | 343 | $48,960,206 | 13.47 |
| 15.501 - 16.000 | 406 | $52,449,312 | 14.43 |
| 16.001 - 16.500 | 264 | $30,286,743 | 8.33 |
| 16.501 - 17.000 | 231 | $25,248,093 | 6.95 |
| 17.000 - 17.500 | 107 | $10,388,550 | 2.86 |
| 17.501 - 18.000 | 87 | $9,391,107 | 2.58 |
| 18.001 - 18.500 | 40 | $4,323,498 | 1.19 |
| 18.501 - 19.000 | 26 | $2,570,862 | 0.71 |
| 19.001 - 19.500 | 8 | $1,017,265 | 0.28 |
| 19.501 - 20.000 | 3 | $215,448 | 0.06 |
| 20.001+ | 1 | $109,939 | 0.03 |
| | 2,588 | $363,448,151 | 100.00 |

### Initial Periodic Rate Cap

| Initial Periodic Rate Cap (%) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 1.000 | 44 | $5,512,381 | 1.52 |
| 1.500 | 825 | $135,494,050 | 37.28 |
| 2.000 | 182 | $29,929,150 | 8.23 |
| 3.000 | 1,535 | $192,266,387 | 52.90 |
| 6.000 | 1 | $127,815 | 0.04 |
| 6.625 | 1 | $118,369 | 0.03 |
| | 2,588 | $363,448,151 | 100.00 |

## ARM $363,448,151

### Subsequent Periodic Rate Cap

| Subsequent Periodic Rate Cap (%) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 1.000 | 1,531 | $195,922,572 | 53.91 |
| 1.500 | 1,056 | $167,304,648 | 46.03 |
| 2.000 | 1 | $220,931 | 0.06 |
| | 2,588 | $363,448,151 | 100.00 |

### Lifetime Rate Floor

| Range of Lifetime Rate Floors (%) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 5.000 or Less | 18 | $2,581,325 | 0.71 |
| 5.001 - 6.000 | 28 | $4,530,025 | 1.25 |
| 6.001 - 7.000 | 162 | $29,075,106 | 8.00 |
| 7.001 - 8.000 | 629 | $110,112,551 | 30.30 |
| 8.001 - 9.000 | 784 | $111,750,707 | 30.75 |
| 9.001 - 10.000 | 611 | $69,723,475 | 19.18 |
| 10.001 - 11.000 | 271 | $27,242,273 | 7.50 |
| 11.001 - 12.000 | 71 | $6,789,441 | 1.87 |
| 12.001 - 13.000 | 13 | $1,533,309 | 0.42 |
| 13.001 - 14.000 | 1 | $109,939 | 0.03 |
| | 2,588 | $363,448,151 | 100.00 |

# Fixed $127,660,143

## Loan Programs

| Loan Programs | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| FIXED 10YR | 25 | $1,232,874 | 0.97 |
| FIXED 15YR | 174 | $13,061,934 | 10.23 |
| FIXED 20YR | 96 | $8,294,856 | 6.50 |
| FIXED 25YR | 5 | $944,404 | 0.74 |
| FIXED 30YR | 764 | $92,860,211 | 72.74 |
| FIX30/15 BAL | 100 | $11,265,865 | 8.82 |
| | 1,164 | $127,660,143 | 100.00 |

## Principal Balances

| Range of Principal Balances ($) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| $ 0.01 to $25,000 | 16 | $333,514 | 0.26 |
| $ 25,000.01 to $50,000 | 173 | $6,875,710 | 5.39 |
| $ 50,000.01 to $75,000 | 288 | $18,135,934 | 14.21 |
| $ 75,000.01 to $100,000 | 210 | $18,199,863 | 14.26 |
| $100,000.01 to $150,000 | 226 | $27,579,074 | 21.60 |
| $150,000.01 to $200,000 | 135 | $23,365,639 | 18.30 |
| $200,000.01 to $250,000 | 51 | $11,190,255 | 8.77 |
| $250,000.01 to $300,000 | 28 | $7,706,751 | 6.04 |
| $300,000.01 to $350,000 | 17 | $5,482,616 | 4.29 |
| $350,000.01 to $400,000 | 6 | $2,191,425 | 1.72 |
| $400,000.01 to $450,000 | 7 | $2,991,141 | 2.34 |
| $450,000.01 to $500,000 | 4 | $1,946,795 | 1.52 |
| $500,000.01 to $550,000 | 1 | $549,002 | 0.43 |
| $550,000.01 to $600,000 | 2 | $1,112,424 | 0.87 |
| | 1,164 | $127,660,143 | 100.00 |

## Mortgage Rates

| Range of Mortgage Rates (%) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 5.001 - 5.500 | 1 | $198,423 | 0.16 |
| 5.501 - 6.000 | 4 | $910,655 | 0.71 |
| 6.001 - 6.500 | 5 | $730,911 | 0.57 |

# Fixed $127,660,143

## Mortgage Rates (cont.)

| Range of Mortgage Rates (%) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 6.501 - 7.000 | 39 | $7,122,711 | 5.58 |
| 7.001 - 7.500 | 64 | $10,411,723 | 8.16 |
| 7.501 - 8.000 | 182 | $26,917,260 | 21.09 |
| 8.001 - 8.500 | 140 | $16,023,646 | 12.55 |
| 8.501 - 9.000 | 195 | $21,570,890 | 16.90 |
| 9.001 - 9.500 | 139 | $13,294,578 | 10.41 |
| 9.501 - 10.000 | 153 | $13,370,723 | 10.47 |
| 10.001 - 10.500 | 77 | $6,047,930 | 4.74 |
| 10.501 - 11.000 | 76 | $5,238,168 | 4.10 |
| 11.001 - 11.500 | 33 | $2,381,729 | 1.87 |
| 11.501 - 12.000 | 25 | $1,669,139 | 1.31 |
| 12.001 - 12.500 | 15 | $640,106 | 0.50 |
| 12.501 - 13.000 | 9 | $858,117 | 0.67 |
| 13.001 - 13.500 | 3 | $114,545 | 0.09 |
| 13.501 - 14.000 | 2 | $83,083 | 0.07 |
| 14.501 - 15.000 | 1 | $44,787 | 0.04 |
| 15.001 - 15.500 | 1 | $31,021 | 0.02 |
| | 1,164 | $127,660,143 | 100.00 |

## Months Remaining to Maturity

| Months Remaining to Maturity | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 1 - 120 | 25 | $1,232,874 | 0.97 |
| 121 - 180 | 274 | $24,327,799 | 19.06 |
| 181 - 300 | 101 | $9,172,848 | 7.19 |
| 301 - 360 | 764 | $92,926,623 | 72.79 |
| | 1,164 | $127,660,143 | 100.00 |

## Loan-to-Value Ratios

| Range of LTVs(%) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 50.00 or Less | 68 | $4,538,501 | 3.56 |
| 50.01-55.00 | 28 | $2,159,222 | 1.69 |

**Fixed $127,660,143**

## Loan-to-Value Ratios (cont.)

| Range of LTVs(%) | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 55.01-60.00 | 29 | $2,099,140 | 1.64 |
| 60.01-65.00 | 45 | $4,442,656 | 3.48 |
| 65.01-70.00 | 93 | $8,957,037 | 7.02 |
| 70.01-75.00 | 135 | $16,196,989 | 12.69 |
| 75.01-80.00 | 322 | $37,151,441 | 29.10 |
| 80.01-85.00 | 185 | $20,177,988 | 15.81 |
| 85.01-90.00 | 198 | $24,731,251 | 19.37 |
| 90.01-95.00 | 56 | $6,506,569 | 5.10 |
| 95.01-100.00 | 5 | $699,351 | 0.55 |
| | 1,164 | $127,660,143 | 100.00 |

## Geographic Distribution

| State | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| AL | 19 | $1,490,690 | 1.17 |
| AZ | 17 | $2,021,642 | 1.58 |
| AR | 7 | $677,472 | 0.53 |
| CA | 92 | $16,665,126 | 13.05 |
| CO | 8 | $1,263,030 | 0.99 |
| CT | 15 | $2,471,396 | 1.94 |
| DE | 12 | $1,334,975 | 1.05 |
| DC | 1 | $427,655 | 0.33 |
| FL | 122 | $11,979,221 | 9.38 |
| GA | 52 | $5,274,865 | 4.13 |
| HI | 1 | $91,304 | 0.07 |
| ID | 1 | $178,874 | 0.14 |
| IL | 26 | $2,986,560 | 2.34 |
| IN | 22 | $1,780,051 | 1.39 |
| IA | 3 | $294,965 | 0.23 |
| KS | 4 | $478,463 | 0.37 |
| KY | 12 | $906,176 | 0.71 |
| LA | 19 | $989,497 | 0.78 |
| ME | 7 | $586,190 | 0.46 |
| MD | 20 | $2,542,441 | 1.99 |
| MA | 23 | $4,032,660 | 3.16 |
| MI | 56 | $4,371,145 | 3.42 |

## Fixed $127,660,143

### Geographic Distribution (cont.)

| State | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| MN | 7 | $1,268,497 | 0.99 |
| MS | 17 | $1,146,185 | 0.90 |
| MO | 12 | $971,684 | 0.76 |
| MT | 1 | $153,641 | 0.12 |
| NV | 8 | $949,887 | 0.74 |
| NH | 6 | $823,892 | 0.65 |
| NJ | 25 | $4,216,118 | 3.30 |
| NM | 7 | $841,580 | 0.66 |
| NY | 69 | $10,774,059 | 8.44 |
| NC | 40 | $3,201,321 | 2.51 |
| ND | 1 | $119,809 | 0.09 |
| OH | 113 | $8,805,289 | 6.90 |
| OK | 11 | $1,093,360 | 0.86 |
| OR | 10 | $729,729 | 0.57 |
| PA | 69 | $7,358,474 | 5.76 |
| RI | 12 | $1,790,965 | 1.40 |
| SC | 42 | $3,621,241 | 2.84 |
| TN | 55 | $4,231,694 | 3.31 |
| TX | 54 | $5,700,577 | 4.47 |
| UT | 2 | $367,006 | 0.29 |
| VA | 26 | $2,695,772 | 2.11 |
| WA | 15 | $2,384,728 | 1.87 |
| WV | 13 | $819,912 | 0.64 |
| WI | 10 | $750,321 | 0.59 |
| | 1,164 | $127,660,143 | 100.00 |

### FICO Ranges

| FICO Range | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 801 - 820 | 1 | $149,835 | 0.12 |
| 781 - 800 | 6 | $590,344 | 0.46 |
| 761 - 780 | 12 | $1,594,985 | 1.25 |
| 741 - 760 | 21 | $2,678,500 | 2.10 |
| 721 - 740 | 24 | $3,547,449 | 2.78 |
| 701 - 720 | 27 | $2,950,179 | 2.31 |
| 681 - 700 | 65 | $8,312,368 | 6.51 |

## Fixed $127,660,143

### FICO Ranges (cont.)

| FICO Range | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| 661 - 680 | 99 | $11,659,424 | 9.13 |
| 641 - 660 | 116 | $13,519,775 | 10.59 |
| 621 - 640 | 168 | $19,437,675 | 15.23 |
| 601 - 620 | 208 | $23,481,750 | 18.39 |
| 581 - 600 | 172 | $18,766,623 | 14.70 |
| 561 - 580 | 105 | $9,595,088 | 7.52 |
| 541 - 560 | 80 | $6,835,858 | 5.35 |
| 521 - 540 | 52 | $4,054,111 | 3.18 |
| 501 - 520 | 7 | $434,426 | 0.34 |
| 500 or Less | 1 | $51,753 | 0.04 |
| | 1,164 | $127,660,143 | 100.00 |

### Property Type

| Description | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| SFD | 975 | $104,184,053 | 81.61 |
| PUD | 51 | $8,126,495 | 6.37 |
| 2 FAM | 44 | $4,733,584 | 3.71 |
| CONDO | 25 | $3,239,626 | 2.54 |
| 3 FAM | 15 | $2,738,746 | 2.15 |
| MANUF | 39 | $2,529,968 | 1.98 |
| 4 FAM | 5 | $1,052,730 | 0.82 |
| SFA | 7 | $757,917 | 0.59 |
| HI CONDO | 2 | $234,765 | 0.18 |
| TOWN HM | 1 | $62,260 | 0.05 |
| | 1,164 | $127,660,143 | 100.00 |

### Loan Purpose

| Description | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| RFCO | 901 | $97,346,595 | 76.25 |
| REFI | 148 | $17,884,444 | 14.01 |

## Fixed $127,660,143

### Loan Purpose (cont.)

| Description | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| PURCH | 115 | $12,429,105 | 9.74 |
| | 1,164 | $127,660,143 | 100.00 |

### Occupancy

| Occupancy Type | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| OOC | 1,077 | $119,526,524 | 93.63 |
| NOO | 84 | $7,874,547 | 6.17 |
| 2ND HM | 3 | $259,072 | 0.20 |
| | 1,164 | $127,660,143 | 100.00 |

### Document Type

| Document Type | Number of Loans | Principal Balance | % Of Aggregate Principal Balance |
|---|---|---|---|
| FULL DOC | 976 | $102,685,814 | 80.44 |
| STATED | 175 | $23,460,497 | 18.38 |
| SIMPLE | 13 | $1,513,833 | 1.19 |
| | 1,164 | $127,660,143 | 100.00 |